Exhibit 99.1

Company Contact:
Michael Rabinovitch
EVP & Chief Financial Officer
(954) 590-9000

BIRKS GROUP REPORTS SECOND QUARTER COMPARABLE STORE SALES INCREASE 11% AND MID-YEAR FINANCIAL RESULTS

Montreal, Quebec. November 14, 2013 – Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT:BGI), which operates 53 luxury jewelry stores across Canada, Florida and Georgia, reported second quarter sales results and year to date financial results for the twenty-six week period ended September 28, 2013.

For the 13 Weeks Ended September 28, 2013 compared to the 13 Weeks Ended September 29, 2012:

•	Net Sales increased 2.2% to $57.3 million from $56.1 million in the prior-year period;

•	Comparable store sales were up 11% as compared to the prior-year period.

For the 26 Weeks Ended September 28, 2013 compared to the 26 Weeks Ended September 29, 2012:

•	Net sales increased 2.0% to $127.4 million from $124.9 million in the prior-year period;

•	Comparable store sales were up 10% as compared to the prior-year period;

•	Gross profit decreased 3.3% to $52.2 million from $53.9 million; and

•	The net loss for the period was $7.7 million, or $0.50 per share, compared to a net loss of $5.7 million, or $0.47 per share, in the prior-year period.

Second Quarter Fiscal 2014 Sales Results

Net sales for the thirteen weeks ended September 28, 2013 increased by 2.2% to $57.3 million from $56.1 million for the thirteen weeks ended September 29, 2012. The $1.2 million increase in net sales is primarily attributable to a 11% comparable store sales increase partially offset by $0.9 million of lower sales related to 4 fewer store locations than the prior year, $1.3 million of lower sales related to translating the Company’s Canadian sales into U.S. dollars due to the weaker Canadian dollar and $1.9 million of decreased revenues related to non-retail activities (corporate sales, refining activities and internet sales). The comparable store sales increase of 11% reflects a 2% comparable store sales increase in Canada and a 20% increase in the U.S. The increases in comparable store sales in both Canada and the U.S. were primarily attributable to increases in average sales, mainly driven by the success of the Company’s timepiece strategy.

Six-Month Fiscal 2014 Results

Net sales for the twenty-six weeks ended September 28, 2013 increased by 2.0% to $127.4 million from $124.9 million for the twenty-six weeks ended September 29, 2012. The $2.5 million increase in net sales is primarily attributable to a 10% increase in comparable store sales partially offset by $2.9 million of lower sales related to six fewer store locations, $1.9 million of lower sales related to translating the Company’s Canadian sales into U.S. dollars due to the weaker Canadian dollar and $3.7 million of decreased revenues related to non-retail activities (corporate sales, refining activities and internet sales). The comparable store sales increase of 10% reflects a 4% comparable store sales increase in Canada and a 17% increase in the U.S. The increases in comparable store sales in both regions were primarily attributable to increases in average sales consistent with the Company’s current merchandising and marketing strategies. The increase in comparable store sales in the U.S. reflects the success of the Company’s timepiece strategy while the increase in comparable store sales in Canada was primarily driven by the Company’s fine jewelry businesses as well as upgrades to the Company’s timepiece offering partially offset by lower sales associated with the decision to discontinue selling certain brands and product lines.

Gross profit was $52.2 million, or 40.9% of net sales in the first six months of fiscal 2014, as compared to $53.9 million, or 43.2% of net sales, in the prior year period. The $1.8 million decrease in gross profit included $0.8 million of lower gross profit resulting from the impact of translating the gross profit of the Canadian operation to U.S. dollars and $2.1 million of lower gross profit related to non-retail activities. The decrease in gross profit was also negatively impacted by a 200 basis point decrease in retail gross margin primarily attributable to a higher mix of sales of higher priced products which have a lower margin rate representing a larger percentage of the overall sales.

Selling, general and administrative expenses (“SG&A”) for the period were $52.7 million, or 41.4% of net sales, as compared to $52.7 million, or 42.2% of net sales, in the prior-year period. SG&A expenses remained relatively consistent with the prior year as a $0.9 million decrease in expenses related to foreign currency translation resulting from the translation of Canadian expenses into U.S. dollars with a relatively weaker Canadian dollar and $1.0 million of lower expenses primarily related to operating six less stores were offset by $1.3 million of higher marketing costs and $0.2 million of higher costs related to the Company’s planned expansion into China. The higher marketing expense is consistent with the Company’s strategy to relaunch the Birks brand as Maison Birks.

Inventory totaled $158.2 million at September 28, 2013, as compared to $153.9 million at September 29, 2012, an increase of $4.3 million, or 2.8%. The increase in inventory reflected the Company’s strategy to upgrade its timepieces and fine jewelry businesses.

Interest bearing debt totaled $132.1 million at September 28, 2013 as compared to $126.6 million at September 29, 2012, an increase of $5.6 million. Despite the increase in interest bearing debt, the Company’s excess borrowing capacity under its senior secured revolving credit facility was $21.6 million at September 28, 2013 compared to $16.8 million at September 29, 2013. The increase in excess borrowing capacity reflects the Company’s successful efforts during the first half of the current fiscal year to raise capital and funding resources to provide the Company with the additional liquidity to pursue its growth and rebranding strategies.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks & Mayors, commented: “We are extremely pleased with our comparable store sales growth during the second quarter and first half of the fiscal year as they partially offset the impact of reducing our gold refining revenues as well as the significant investments and costs being made by the Company to reposition itself for long term growth and improved profitability in the months and years to come.”

The Company also reports that after initially announcing that it planned to open its first Maison Birks mono-brand store in the Xanadu Plaza in the Central Business District of Beijing, it is now actively reviewing alternative locations in either Beijing or Shanghai, to open its first Maison Birks mono-brand store in China during the 2014 calendar year.

Conference Call Information

A conference call to discuss the results of the 26-week period ended September 28, 2013, is scheduled for today, November 14, 2013 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-888-401-4668 approximately ten minutes prior to the start of the call. All other international callers please dial 1-719-325-2362 prior to the presentation. The conference call will also be web-cast live at www.birksgroup.com. A replay of this call will be available until 11:59 pm Eastern Time on November 21, 2013 and can be accessed by dialing 1-877-870-5176 and entering conference PIN number 3171793.

Birks Group is a leading operator of luxury jewelry stores in the United States and Canada. As of November 2, 2013, we operated 30 stores under the Maison Birks brand in most major metropolitan markets of Canada (signage reflecting this new trade name will be changed at our current retail stores over time while signage at our new stores already reflects this change), 20 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Maison Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s expectation that the significant investments and costs being made by the Company to reposition itself will result in long term growth and improved profitability in the months and years to come as well as its plan to open its first Maison Birks mono-brand store in either Beijing or Shanghai during the 2014 calendar year. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2013 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

(In thousands, except per share amounts)

	Twenty-six Weeks Ended September 28, 2013	Twenty-six Weeks Ended September 29, 2012

Net sales	$127,408	$124,930
Cost of sales	75,249	70,990

Gross profit	52,159	53,940

Selling, general and administrative expenses	52,727	52,696
Depreciation and amortization	2,699	2,216

Total operating expenses	55,426	54,912

Operating loss	(3,267)	(972)
Interest and other financial costs	4,459	4,702

Loss before income taxes	(7,726)	(5,674)
Income tax expense	18	20

Net loss	$(7,744)	$(5,694)

Weighted average common shares outstanding:
Basic and diluted	15,390	12,243

Net loss per common share:
Basic and diluted	$(0.50)	$(0.47)

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	September 28, 2013	September 29, 2012

ASSETS
Current Assets:
Cash and cash equivalents	$2,683	$2,660
Accounts receivable	6,493	6,770
Inventories	158,168	153,861
Prepaids and other current assets	4,253	3,399

Total current assets	171,597	166,690

Property and equipment	28,373	26,623
Intangible assets	1,084	983
Other assets	2,149	1,975

Total non-current assets	31,606	29,581

Total assets	$203,203	$196,271

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness	$76,894	$81,008
Accounts payable	45,361	46,184
Accrued liabilities	9,112	10,441
Current portion of long-term debt	3,723	4,910

Total current liabilities	135,090	142,543

Long-term debt	51,521	40,654
Other long-term liabilities	3,327	3,208

Total long-term liabilities	54,848	43,862

Stockholders’ Equity:
Common stock	69,465	64,489
Additional paid-in capital	15,956	15,887
Accumulated deficit	(77,598)	(77,061)
Accumulated other comprehensive income	5,442	6,551

Total stockholders’ equity	13,265	9,866

Total liabilities and stockholders’ equity	$203,203	$196,271